Filed by Instinet Group Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Commission File No.: 000-32717
                           Subject Company: Island Holding Company, Inc.


On June 10, 2002, Instinet Group Incorporated and Island Holding Company, Inc. held a conference call for the investment community to discuss the acquisition by Instinet of Island. A copy of the slides available on the internet during the call follows:

[slide 1]



          [INSTINET LOGO -- OMITTED]          [ISLAND LOGO -- OMITTED]
        ----------------------------------------------------------------

             Creating the Electronic Trading Platform for the Future



                                  June 10, 2002

[slide 2]


Safe Harbor Statements
--------------------------------------------------------------------------------


Additional Information: It is expected that Instinet will file a registration statement and other relevant documents concerning the proposed transaction with the U.S. Securities and Exchange Commission and will mail an information statement to shareholders of Instinet and a prospectus to shareholders of Island. Island SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION. Investors will be able to obtain these documents free of charge at the Commission's website (www.sec.gov) or from Instinet by directing such requests to: Instinet Group Inc., 3 Times Square, New York, New York 10036, Attention: Investor Relations (tel.: (212) 310-4595).

Forward Looking Statements: This news presentation includes certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed or implied by the statements. In particular, statements regarding the consummation of the transaction are subject to risks that the closing conditions to the transaction will not be satisfied, including the risk that regulatory approvals will not be obtained, or that tax-free treatment for US purposes for the Instinet shares to be received by the shareholders of Island cannot be achieved. In addition, statements regarding the expected benefits of the transaction are subject to the risk that expected synergies will not be achieved, risks related to the integration of the companies' operations, and to the general risks associated with the companies' businesses, including those described in Instinet's filings with the SEC, including Instinet's Form 10-K for the fiscal year ended December 31, 2001, under the heading `Certain Factors that May Affect Our Business', and other documents filed with the SEC and available on Instinet's website at www.instinet.com. Certain information regarding Nasdaq trading volumes is also included in Instinet's Form 10-K and on Instinet's website. The registration statement, when it becomes available, will contain additional information regarding Island and the risks associated with its businesses. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Instinet does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

[slide 3]


Landmark Merger
--------------------------------------------------------------------------------
o    Combines highly complementary businesses
     -    Superior products and services
o Establishes a leading global electronic trading platform - Diversified sell-side, buy-side and international capabilities
          x    OTC ADV: 478 million shares(1)
          x    Listed ADV: 83 million shares(1)
     -    Low cost electronic platform
o Expected to be accretive to cash earnings within first year after closing - Expect meaningful synergies
o    Scalable business model will provide increasing returns as volumes grow


--------------------

 (1) Single count average daily volume for May 2002 Source:
     Instinet.com and Island.com

[slide 4]

Transaction Summary
--------------------------------------------------------------------------------

Transaction          Instinet Group Incorporated ("Instinet") acquisition of
                     Island Holding Company, Inc. ("Island")


Consideration        25% of pro forma fully diluted Instinet common
                     stock
                     o  77 million Instinet shares to existing Island
                        stockholders(1)
                     o  9 million Instinet shares reserved for converted
                        Island options and warrants(1)

Transaction Value    Currently estimated at $508 million for Island's fully
                     diluted shares(1)

Pre-Closing
Dividend Instinet intends to make $1.00 per share pre-closing dividend to shareholders (approximately $249 million aggregate)

Management           Ed Nicoll, CEO
                     Mark Nienstedt, President and CFO
                     Jean-Marc Bouhelier, EVP, COO - Global Agency Brokerage
                     Matt Andresen, EVP, COO - ECN

Board Increased to 13 members with the addition of Ed Nicoll and three representatives from Island investors. Andre Villeneuve to remain Chairman

Conditions to
Closing              Customary, including regulatory approvals

Expected Closing     Second Half 2002

------------
(1) Based on $7.05 Instinet stock price on June 7, 2002 and assuming $1.00/share pre-closing dividend. Actual amounts at closing will vary depending on Instinet stock price and option/warrant exercises. Combined number will remain relatively constant at approximately 86 million shares.

[slide 5]


Key Operational and Financial Data
--------------------------------------------------------------------------------
($ and shares in millions)


                                     Instinet                  Island

Customers                             3,450                      875

Employees(1)                          1,570                      175

2001 Revenue                         $1,496                     $166

2001 Net Income                        $158                      $22

Average Daily Share Volume - May `02

- OTC                                   251                      227

- Listed                                 44                       39

1Q02 International Trades (000s)      1,957                        -

No. of Markets Covered                  40+                        3


----------------------------
(1) As of of May 31, 2002

[slide 6]


Island Overview
--------------------------------------------------------------------------------

o In January 1997 Island was approved as one of the first ECNs o History of innovation and leadership

     -    First to display limit order book to public

     -    First to extend normal trading hours to retail investors

     -    First to convert to a decimal-based trading environment in the U.S.
          market

o Sophisticated proprietary technology distinguished by its speed, reliability and scalability

o Profitable business model - low cost, scalable infrastructure as additional volume is matched

o Rapid development into an industry leader has fueled 134% compound annual revenue growth since 1998

[slide 7]

liquidity | Technology | Customers | Management | Synergies |

Strategic Rationale for Transaction
--------------------------------------------------------------------------------

o Deepen and broaden liquidity - providing customers with better execution opportunities and improved performance across multiple markets

o    Create a leading technology platform

     -    Institutionally driven, functionally rich global technology platform

     -    Speed, reliability and efficiency of Island

o    Complementary customer base

     -    Deep penetration of buy-side, sell-side, US, Europe and Asia

o    Strong management team

o    Synergies add to upside

[slide 8]

LIQUIDITY | Technology | Customers | Management | Synergies |

Broad and Deep Liquidity Pool
--------------------------------------------------------------------------------

The combined liquidity pool will provide better execution opportunities for all customers

Bar Graph Reflecting the following information:

Combined Average U.S. Daily Share Volume(1)(in millions) of
Instinet and Island for the following periods:

1Q 98    141                1Q 00    329
2Q 98    149                2Q 00    348
3Q 98    166                3Q 00    344
4Q 98    185                4Q 00    462
1Q 99    206                1Q 01    552
2Q 99    208                2Q 01    507
3Q 99    208                3Q 01    415
4Q 99    244                4Q 01    489
                            1Q 02    487
                            2Q 02    529

                               Markets
                               -------
                              o OTC

                              o Listed

                              o ETF

                              o International

------------------------------------
Note:  Represents single counted shares
Source:  Instinet.com and Island.com
(1)      As of 5/31/02

[slide 9]

LIQUIDITY | Technology | customers | Management | Synergies |

Enhanced Liquidity Pool
--------------------------------------------------------------------------------
Two Pie Charts reflecting the following information:

Pie Chart One reflecting the OTC Equity Share Volume (1) as follows:

Instinet and Island                 22%

SuperSoes and SelectNet             46%

Other                               32%


Pie Chart Two reflecting Total U.S. Equity Share Volume (1) as follows:

Instinet and Island                 14%

Other                               86%

----------------------
Source: Nasdaq.com, NYSE.com and Company data
(1)  Data for Q1 2002

[slide 10]

Liquidity | TECHNOLOGY | Customers | Management | Synergies |

Superior Technology and Service Platform
--------------------------------------------------------------------------------
Complementary Technology Platforms

INSTINET -- LOGO OMITTED                  ISLAND -- LOGO OMITTED

 o Institutionally driven,                o Order Matching Engine
   functionally rich global
   technology platform                      - Speed - matching orders are
                                              accepted, executed and
   - Buy-side Network - superior              reported by Island's matching
     connectivity and technical               system in less than one
     integration into buy-side                millisecond

   - Global Platform - network of           - Reliability - unique
     40+ markets worldwide                    architecture has delivered
                                              superior reliability
   - Proprietary Block Trading Tools
                                            - Scalability - extremely
   - Sophisticated New Front Ends -           scalable, processing over 9
     Instinet Trading Portal and Newport      million orders per day in May 2002
     in initial rollout phase

   - Premier Clearing Technology -
     scalable, low cost clearing platform
     for U.S. and international securities

   - Institutional Services - soft
     dollar, plan sponsor, crossing,
     research, etc.

[slide 11]

Liquidity | Technology | CUSTOMERS | Management | Synergies |

Complementary Customer Base
--------------------------------------------------------------------------------
Diversity of the combined customer base will allow Instinet to thrive in all market conditions

                            INSTINET -- LOGO OMITTED      ISLAND -- LOGO OMITTED


Institutional Buy-side            X                               O

Cash/OTC/MM Desks                 X                               O

Active Traders                    X                              OX

Program/Proprietary Traders      OX                               X

Online Brokers                   OX                               O

Europe                            X                               O

Asia                              X                               O


X = Significant customer penetration
O = Limited customer penetration

[slide 12]

Liquidity | Technology | Customers | MANAGEMENT | Synergies |

Experienced Management Team
--------------------------------------------------------------------------------


      Name                          Position                           Current Role and Background
Andre Villeneuve                    Chairman                     o        Chairman, Instinet

                                                                 o        Director, United Technologies Corp., CGNU, and Promethee

                                                                 o        Former Director, Reuters Group PLC

Ed Nicoll                              CEO                       o        Chairman, Island

                                                                 o        Chairman and CEO, Datek Online Holdings Corp

                                                                 o        Co-Founder and Former President, Waterhouse Investor
                                                                          Services, Inc.

Mark Nienstedt                  President and CFO                o        Acting CEO and CFO, Instinet

                                                                 o        Lockheed Martin Corporation

                                                                 o        Deloitte & Touche

Jean-Marc Bouhelier    EVP, COO - Global Agency Brokerage        o        COO, Instinet

                                                                 o        Merrill Lynch

                                                                 o        Banque Paribas Capital Markets

Matt Andresen                    EVP, COO - ECN                  o        President and CEO, Island

                                                                 o        Lehman Brothers

[slide 13]

Liquidity |  Technology | Customers | Management | SYNERGIES |

Key Potential Synergies
--------------------------------------------------------------------------------


Increased Liquidity Benefits

     o OTC

     o Listed

     o Buy-side / Sell-side

Cost Savings

     o Technology

     o Clearing

     o Administration

     o Facilities

     o Marketing & Communications

[slide 14]


Key Operational and Financial Data
--------------------------------------------------------------------------------

($ in millions)                Instinet                        Island

                          2001         Q1 2002            2001         Q1 2002
                         ------        -------           ------        -------

Income Statement Items

Revenues                $ 1,496         $  270           $  166          $  51

Expenses(1)               1,244            296              126             43

Net income (1)              158             (8)              22              4



                                    Instinet

                                           Q1  2002
                                 ------------------------------------

Balance Sheet Items                 Actual           Pro Forma (2)
-------------------                 ------           -------------

Cash and cash equivilents           $  522               $  320

Securities Owned , at market value     358                  358
                                    ------              -------
  Sub-Total                         $  880                  678

Total assets                         2,663                2,922

Shareholders' equity                 1,430                1,689


---------------------
1   Excludes Instinet restructuring charges and goodwill

2   Adjusted for proposed dividend of $249 million and Island

[slide 15]



Pro Forma Ownership
--------------------------------------------------------------------------------
o Reuters retains substantial investment in and strategic relationship with Instinet

o        Add highly regarded private equity partners


                              Pro Forma Ownership (1)

Reuters                                           62.2%

Other existing shareholders                       12.6

TA Associates                                      5.5

Bain Capital                                       4.4

Silver Lake Partners                               3.1

Groupe Arnault                                     3.8

Advent International                               1.3

Other Island shareholders                          7.1
                                                -----------
Total                                            100.0%


-------------------------
(1) % of fully diluted share ownership under Treasury Stock Method. Based on $7.05 Instinet stock price on June 7, 2002 and assuming $1.00/share pre-closing dividend.

[slide 16]


Positioned For Leadership and Growth
--------------------------------------------------------------------------------

o Complementary systems, customers and market coverage will generate the greatest value for customers, shareholders, and employees

o Technological expertise combined with premium products and services will define superior customer service

o Our nimble operations and robust capabilities are the attributes needed to prosper in dynamic business environments

o Market structure expertise and a strong record of innovative services will provide unique value to worldwide customer base

[slide 17]




          [INSTINET LOGO --OMITTED]          [ISLAND LOGO -- OMITTED]
        ----------------------------------------------------------------

            Creating the Electronic Trading Platform for the Future



                                 June 10, 2002